Exhibit 99.1

COSCIENS Biopharma Inc.

Condensed Interim Consolidated Financial Statements

As of March 31, 2026, and for the three months ended March 31, 2026, and 2025

(In thousands of US dollars)

(Unaudited)

Condensed Interim Consolidated Statements of Financial Position	2
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	3
Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)	4
Condensed Interim Consolidated Statements of Cash Flows	5
Notes to the Condensed Interim Consolidated Financial Statements	6

1

COSCIENS Biopharma Inc.

Condensed Interim Consolidated Statements of Financial Position

(In thousands of US dollars)

(Unaudited)

	As of March 31, 2026	As of December 31, 2025
	$	$
ASSETS
Current assets
Cash and cash equivalents	5,005	7,307
Trade and other receivables	1,994	1,261
Inventories (note 4)	1,099	1,307
Prepaid expenses and other assets (note 5)	1,259	1,588
Assets held for sale	36	37
Total current assets	9,393	11,500
Non-current assets
Restricted cash and cash equivalents	71	125
Deposits	131	-
Property and equipment (note 6)	9,244	9,806
Intangible assets	2	-
Total non-current assets	9,448	9,931
Total assets	18,841	21,431

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 7)	926	1,883
Provisions	-	269
Income taxes payable	4	122
Current portion of lease liabilities	186	215
Warrant liability (note 9)	569	1,124
Total current liabilities	1,685	3,613
Non-current liabilities
Deferred revenues (note 3)	-	1,058
Lease liabilities	1,837	1,934
Employee future benefits (note 8)	-	10,984
Total non-current liabilities	1,837	13,976
Total liabilities	3,522	17,589
Shareholders’ equity
Share capital (note 10)	22,625	22,624
Contributed surplus	4,171	4,170
Retained earnings (accumulated deficit)	(9,751)	(20,508)
Accumulated other comprehensive loss	(1,726)	(2,444)
Total shareholders’ equity	15,319	3,842
Total liabilities and shareholders’ equity	18,841	21,431

Commitments (note 15)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Approved by the Board of Directors

/s/ Peter H. Puccetti	/s/ Anthony J. Giovinazzo
Peter H. Puccetti, Chair of the Board	Anthony J. Giovinazzo, Director

2

COSCIENS Biopharma Inc.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the three months ended March 31, 2026, and 2025

(In thousands of US dollars)

(Unaudited)

	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total
	$	$	$	$	$
Balance – January 1, 2026	22,624	4,170	(20,508)	(2,444)	3,842
Net profit	-	-	10,757	-	10,757
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	718	718
Comprehensive profit			10,757	718	11,475
Share-based compensation costs	-	1	-	-	1
Exercise of warrants	1	-	-	-	1
Balance – March 31, 2026	22,625	4,171	(9,751)	(1,726)	15,319

	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total
	$	$	$	$	$
Balance – January 1, 2025	22,486	4,268	(12,110)	(1,483)	13,161
Net loss	-	-	(3,655)	-	(3,655)
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	(496)	(496)
Actuarial gain on defined benefit plan	-	-	1,110	-	1,110
Comprehensive loss			(2,545)	(496)	(3,041)
Share-based compensation costs	-	7	-	-	7
Exercise of warrants	17	-	-	-	17
Balance – March 31, 2025	22,503	4,275	(14,655)	(1,979)	10,144

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

COSCIENS Biopharma Inc.

Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

For the three months ended March 31, 2026, and 2025

(In thousands of US dollars, except share and per share data)

(Unaudited)

	Three months ended March 31,
	2026	2025 (Restated – Note 14)
	$	$
Continuing operations
Revenues (note 3)	1,888	1,387
Cost of sales	(1,095)	(1,018)
Gross profit	793	369

Research and development	(176)	(497)
Selling, general and administrative	(1,347)	(2,531)
Total operating expenses	(1,523)	(3,028)
Loss from continuing operations	(730)	(2,659)

Foreign exchange gain (loss)	11	(27)
Finance costs	(46)	(69)
Interest income	20	106
Other income	8	5
Change in fair value of warrant and DSU liabilities	554	(30)
Other income (loss)	547	(15)

Loss before income taxes from continuing operations	(183)	(2,674)

Income tax recovery (expense)	-	-
Net loss from continuing operations	(183)	(2,674)

Discontinued operations
Income (loss) from discontinued operations, net of tax (note 14)	10,940	(981)
Net income (loss)	10,757	(3,655)

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	718	(496)
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain (loss) on defined benefit plans (note 8)	-	1,110
Comprehensive income (loss)	11,475	(3,041)

Basic and diluted loss per share from continuing operations (note 12)	(0.06)	(0.85)
Basic income (loss) per share (note 12)	3.42	(1.16)
Diluted income (loss) per share (note 12)	2.90	(1.16)

Weighted average number of shares outstanding (basic)	3,140,975	3,144,682
Weighted average number of shares outstanding (diluted)	3,713,817	3,144,682

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

COSCIENS Biopharma Inc.

Condensed Interim Consolidated Statements of Cash Flows

For the three months ended March 31, 2026, and 2025

(In thousands of US dollars)

(Unaudited)

	Three months ended March 31,
	2026	2025
	$	$
Cash flows from operating activities
Net income (loss) for the period	10,757	(3,655)
Items not affecting cash and cash equivalents:
Deconsolidation of German subsidiaries (note 14)	(11,293)	-
Depreciation and amortization	341	325
Share-based compensation costs	1	6
Loss on disposal of property and equipment	8	-
Employee future benefits	-	86
Amortization of deferred revenues	-	(25)
Change in fair value of warrant and DSU liabilities	(554)	30
Other non-cash items	(18)	26
Changes in operating assets and liabilities (note 11)	(1,419)	1,327
Net cash used in operating activities	(2,177)	(1,880)

Cash flows from financing activities
Payments on lease liabilities	(82)	(200)
Net cash used in financing activities	(82)	(200)

Cash flows from investing activities
Deconsolidation of German subsidiaries (note 14)	(30)	-
Purchase of property and equipment	(2)	(615)
Proceeds on disposal of property and equipment	9	4
Changes in restricted cash equivalents	-	(4)
Net cash used in investing activities	(23)	(615)
Effect of exchange rate changes on cash and cash equivalents	(20)	60

Net change in cash and cash equivalents	(2,302)	(2,635)
Cash and cash equivalents – Beginning of period	7,307	16,393
Cash and cash equivalents – End of period	5,005	13,758

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

5

COSCIENS Biopharma Inc.

Notes to the Condensed Interim Consolidated Financial Statements

As of March 31, 2026, and for the three months ended March 31, 2026, and 2025

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

1.	Business overview

Summary of business

COSCIENS Biopharma Inc. is a holding company, operating through its subsidiaries (collectively, the “Company”). COSCIENS’s principal operating subsidiary, Ceapro Inc. (“Ceapro”) is focused on the development and commercialization of natural, plant-based active ingredients derived from oats and other renewable plant resources, using proprietary manufacturing and extraction technologies. These products are produced using the Company’s proprietary technologies. The Company’s patented technologies include the Pressurized Gas eXpanded (PGX) technology, which is a unique technology that generates high-value yields of active ingredients from natural based resources for use in novel cosmeceutical, nutraceutical and pharmaceutical products. The Company’s two value-driving products, oat beta glucan and avenanthramides, are found in many household name cosmetic and personal care brands. These products are manufactured from the Company’s proprietary oat extraction manufacturing technology and are known for their well-documented health benefits.

These unaudited condensed interim consolidated financial statements were approved by the Board of Directors (the “Board”) on May 12, 2026.

These condensed interim consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

Assessing the Company’s ability to continue as a going concern necessitates significant judgment, relying on detailed financial forecasts with inherent estimates related to future sales, operating costs, research and development expenses, and capital expenditures. While the Company currently anticipates that its cash on hand and projected future cash flows from operations will be sufficient to cover its financial liabilities as they become due for at least the next twelve months from the issuance date of these condensed interim consolidated financial statements, these future cash flows are subject to several factors beyond the Company’s control.

As discussed in Note 6, the Company has experienced a sustained decline in revenues and has incurred continuous operating losses during the current and prior fiscal period, raising substantial doubt about the Company’s ability to continue as a going concern. During the three-month period ended March 31, 2026, the Company incurred a net loss from continuing operations of $183 and had negative cash flow from operating activities of $2,177. As at March 31, 2026, the Company had an accumulated deficit of $9,751. On March 5, 2026, the Company announced the strategic decision to cease funding its German subsidiaries, AEZS Germany, and its wholly owned subsidiary Zentaris IVF GmbH (the “German subsidiaries”). On March 23, 2026, the German subsidiaries filed an insolvency petition at a German Court to open insolvency proceedings. Effective March 27, 2026, following the appointment of an insolvency administrator, the Company ceased to consolidate the German subsidiaries as the Company was no longer in a position of control over AEZS Germany as further described in note 14. The German subsidiaries’ results of operations and cash flows were consolidated into the Company’s financial statements up to March 27, 2026 and classified as discontinued operations.

In addition, a significant portion of the Company’s revenue is derived from a single customer primarily located in the United States (Note 13), exposing the Company to potential volatility in cash flows. Furthermore, on August 1st, 2025, the President of the United States issued executive orders imposing 35% tariffs on imports from Canada, up from the previous 25%, with an exemption for The Canada-United States-Mexico Agreement (“CUSMA”)-compliant goods. Although the Company’s product sales to the US are CUSMA compliant, the Company is monitoring the potential direct and indirect impacts of tariffs, retaliatory tariffs, or other trade protectionist measures. As a result, the Company is exposed to uncertainty in cash flows from operations and consequently, there is no assurance that projected revenue and positive cash flows will be realized. Failure to achieve these projections could require the Company to reduce or curtail operations and development activities, harming the business, financial condition, and results of operations. The Company has implemented a comprehensive strategic plan that focuses on initiatives to conserve cash. As part of this plan, management is actively evaluating its overall manufacturing process and procurement strategy to identify potential areas for future margin improvement and cost reduction. Actions taken to date included reduced spending on research and development activities, lowering capital expenditures and the restructuring of operations. The Company has begun executing the strategic plan and will continue to do so as necessary, based on cash availability. There is no assurance on the availability of future funding which could impact the Company’s ability to continue as a going concern.

6

COSCIENS Biopharma Inc.

Notes to the Condensed Interim Consolidated Financial Statements

As of March 31, 2026, and for the three months ended March 31, 2026, and 2025

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

As such, there is material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern for a period of at least 12 months from the date of issuance of these condensed interim consolidated financial statements.

The condensed interim consolidated financial statements have been prepared on a going concern basis and do not include any adjustments that might be necessary if the going concern assumption was not appropriate. If the going concern assumption was not appropriate for these interim financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, and the classification of items in the condensed interim consolidated statements of financial position. Such adjustments could be material.

2.	Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited condensed interim consolidated financial statements do not include all the notes normally included in annual consolidated financial statements. The unaudited condensed interim consolidated financial statements reflect all normal and reoccurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements as of and for the year ended December 31, 2025.

The accounting policies applied in these condensed interim consolidated financial statements are consistent with those presented in the Company’s annual consolidated financial statements for the year ended December 31, 2025, except as noted below.

Discontinued operations

A discontinued operation is a component of the Group’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which represents a separate major line of business or geographical area of operations and is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations.

Classification as a discontinued operation is assessed at the earlier of disposal or when the operation meets the criteria to be classified as held-for-sale. The German subsidiaries met the definition of a discontinued operation on March 27, 2026, following their deconsolidation. As these entities comprised the Company’s Biopharmaceutical segment, they represent a separate major line of business.

When an operation is classified as a discontinued operation, the comparative consolidated statement of profit or loss and other comprehensive income is presented as if the operation had been discontinued from the start of the comparative year.

7

COSCIENS Biopharma Inc.

Notes to the Condensed Interim Consolidated Financial Statements

As of March 31, 2026, and for the three months ended March 31, 2026, and 2025

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

Loss of control

When the Company loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and other components of equity. Any resulting gain or loss is recognized in the consolidated statement of income (loss).

New standards and amendments

Several amendments apply for the first time for reporting periods beginning after January 1, 2026, but do not have a significant impact on the interim condensed consolidated financial statements of the Company. The IASB has published several new, but not yet effective, standards, amendments to existing standards, and interpretations. None of these standards, amendments to existing standards, or interpretations have been early adopted by the Company, and management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement.

Critical accounting estimates and judgements

The preparation of condensed interim consolidated financial statements in accordance with IFRS Accounting Standards requires management to make judgements, estimates and assumptions about the future that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Judgements, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s condensed interim consolidated financial statements are prepared.

Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgements in order to ensure that the condensed interim consolidated financial statements are presented fairly and in accordance with IFRS Accounting Standards applicable to interim financial statements. Revisions to estimates are recognized prospectively. Critical accounting estimates and assumptions are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

Critical accounting estimates and assumptions, as well as critical judgements used in applying accounting policies in the preparation of the Company’s condensed interim consolidated financial statements, were the same as those applied to Company’s annual consolidated financial statements as of and for the year ended December 31, 2025, other than the following:

Loss of control

The Company is required to make judgments in assessing whether the Company has lost control over a subsidiary. In making this assessment, the Company assesses whether it has power by determining whether its substantive rights to direct the relevant activities of the subsidiary are suspended due to the insolvency proceedings and who holds such substantive rights.

8

COSCIENS Biopharma Inc.

Notes to the Condensed Interim Consolidated Financial Statements

As of March 31, 2026, and for the three months ended March 31, 2026, and 2025

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

3.	Revenue

The Company derives revenue from active ingredient product sales at a point in time.

Deferred revenue

The deferred revenue balance as at December 31, 2025 primarily relates to the advance consideration received by AEZS Germany in the form of non-refundable non-creditable upfront payment and milestone payments relating to list price approvals of Ghryvelin™ in the United Kingdom, Spain and Germany as per an exclusive licensing agreement for the commercialization of macimorelin (the “Licensed Product”) in the European Economic Area and the United Kingdom and an exclusive supply agreement for a period of ten years, subject to renewal, to supply such Licensed Product. As described in Note 15, as of March 27, 2026, the Company ceased to consolidate AEZS Germany and the deferred revenue related to the Pharmanovia and NK Meditech Limited customers was derecognized.

For the three months ended March 31, 2026, the Company recognized $9 (2025 - $25) as revenue from the deferred revenue.

Liabilities related to contracts with customers

The following table provides a summary of deferred revenue balances:

	December 31, 2025
	Current	Non-Current	Total
	$	$	$
Pharmanovia	-	999	999
NK Meditech Limited	-	50	50
Davimed GmbH	9	-	9
	9	1,049	1,058

4.	Inventories

The Company had the following inventories at the end of each reporting period:

	March 31, 2026	December 31, 2025
	$	$
Raw materials	490	585
Work in progress	376	620
Finished goods	233	102
	1,099	1,307

Inventories expensed to cost of goods sold during the three-month period ended March 31, 2026, were $1,061 (March 31, 2025 - $934).

5.	Prepaid expenses and other assets

The Company had the following prepaid expenses at the end of each reporting period:

	March 31, 2026	December 31, 2025
	$	$
Prepaid insurance	1,187	1,403
Prepaid research and development	-	1
Other	72	184
	1,259	1,588

9

COSCIENS Biopharma Inc.

Notes to the Condensed Interim Consolidated Financial Statements

As of March 31, 2026, and for the three months ended March 31, 2026, and 2025

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

6.	Property and equipment

Components of the Company’s property and equipment are summarized below.

	Cost
	Equipment Not Available for Use	Equipment	Office and Computer Equipment	Buildings	Leasehold Improvements	Total
	$	$	$	$	$	$
At January 1, 2025	2,805	7,722	376	3,552	5,644	20,099
Additions	10	33	8	-	31	82
Impairment	(240)	-	-	-	-	(240)
Disposals	(288)	(184)	(164)	-	(2)	(638)
Impact of foreign exchange rate changes	133	491	35	183	280	1,122
At December 31, 2025	2,420	8,062	255	3,735	5,953	20,425
Amounts derecognized due to discontinued operations	-	(220)	(139)	(98)	-	(457)
Additions	-	-	2	-	-	2
Disposals	-	(26)	-	-	(3)	(29)
Commissioning of assets	(2,420)	2,420				-
Impact of foreign exchange rate changes	-	(172)	(6)	(61)	(99)	(338)
At March 31, 2026	-	10,064	112	3,576	5,851	19,603

	Accumulated Depreciation
	Equipment Not Available for Use	Equipment	Office and Computer Equipment	Buildings	Leasehold Improvements	Total
	$	$	$	$	$	$
At January 1, 2025	-	4,372	281	1,535	2,945	9,133
Amortization	-	644	29	262	253	1,188
Disposals	-	(125)	(159)	-	(2)	(287)
Impact of foreign exchange rate changes	-	323	30	84	148	585
At December 31, 2025	-	5,214	181	1,881	3,344	10,619
Amounts derecognized due to deconsolidation of German subsidiaries	-	(175)	(131)	(98)	-	(404)
Amortization	-	207	5	57	64	333
Disposals	-	(9)	-	-	-	(9)
Impact of foreign exchange rate changes	-	(87)	(5)	(31)	(57)	(180)
At March 31, 2026	-	5,150	50	1,809	3,350	10,359

	Carrying amount
	Equipment Not Available for Use	Equipment	Office and Computer Equipment	Buildings	Leasehold Improvements	Total
	$	$	$	$	$	$
At December 31, 2025	2,420	2,848	74	1,854	2,609	9,806
At March 31, 2026	-	4,914	62	1,767	2,501	9,244

10

COSCIENS Biopharma Inc.

Notes to the Condensed Interim Consolidated Financial Statements

As of March 31, 2026, and for the three months ended March 31, 2026, and 2025

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

During the three-month period ended March 31, 2026 the Company retired fully depreciated assets no longer in use of $nil (2025 - $240).

Included in the net carrying amount of property and equipment at March 31, 2026, are right-of-use assets relating to buildings, in the amount of $1,767 (December 31, 2025 - $1,854).

As of March 31, 2026, the market capitalization of the Company is lower than its carrying amount and the Active Ingredient CGU will absorb more corporate costs following the deconsolidation of the Biopharmaceutical CGU, suggesting potential impairment. As a result, the Company tested the Active Ingredient CGU for impairment and the recoverable amount was estimated based on its value in use, using a discounted cash flow model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The significant estimates used in the determination of value in use included forecasted revenues, costs, growth rate and discount rate. As at March 31, 2026, the value in use of the CGU tested for impairment was determined using a pre-tax discount rate of 11.4%, based on historical industry average weighted-average cost of capital, gross margin of 40% based on management’s estimated cost of sales, and a terminal value growth of 2%, based on management’s estimate of the long-term compound annual growth rate. The recoverable amount of the CGU tested was estimated to be higher than its carrying amount and no impairment was required. No reasonable change in the discount rate or the terminal value growth could cause the carrying amount to exceed the recoverable amount. However, a decrease in the gross margin of 5% could cause the carrying amount to exceed the recoverable amount.

7.	Accounts payable and accrued liabilities

The Company had the following accounts payable and accrued expenses at the end of each reporting period:

	March 31, 2026	December 31, 2025
	$	$
Trade accounts payable	594	745
Accrued research and development costs	-	59
Accrued employee benefits	43	471
Payroll tax and other statutory liabilities	-	(13)
Other accrued liabilities	289	621
	926	1,883

11

COSCIENS Biopharma Inc.

Notes to the Condensed Interim Consolidated Financial Statements

As of March 31, 2026, and for the three months ended March 31, 2026, and 2025

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

8.	Employee future benefits

The change in the Company’s employee future benefit obligations is summarized as follows:

	Three months ended March 31, 2026			Year ended December 31, 2025
	Pension	Other
	benefit plans	benefit plans	Total	Total
	$	$	$	$
Change in plan liabilities
Balances – Beginning of the period	22,197	39	22,236	22,403
Current service cost	-	-	-	16
Interest cost	-	-	-	825
Actuarial loss (gain) from changes in financial assumptions	-	-	-	(1,916)
Benefits paid	-	-	-	(896)
Impact of foreign exchange rate changes	-	-	-	1,804
Deconsolidation of German subsidiaries	(22,197)	(39)	(22,236)	-
Balances – End of the period	-	-	-	22,236

Change in plan assets
Balances – Beginning of the period	11,251	-	11,251	10,669
Interest income from plan assets	-	-	-	396
Employer contributions	-	-	-	32
Employee contributions	-	-	-	7
Benefits paid	-	-	-	(311)
Remeasurement of plan assets	-	-	-	47
Unrecognized Asset due to Asset Ceiling	-	-	-	(631)
Impact of foreign exchange rate changes	-	-	-	1,042
Deconsolidation of German subsidiaries	(11,251)	-	(11,251)	-
Balances – End of the period	-	-	-	11,251

Net liability of the unfunded plans	-	-	-	10,984
Net liability of the funded plans	-	-	-	-
Net amount recognized as Employee future benefits	-	-	-	10,984

Amounts recognized:
In net loss	-	-	-	435
Actuarial gain (loss) on defined benefit plans in other comprehensive loss	-	-	-	1,960

The calculation of the employee future benefit obligation is sensitive to the discount rate assumption and other assumptions such as the rate of the pension benefit increase.

12

COSCIENS Biopharma Inc.

Notes to the Condensed Interim Consolidated Financial Statements

As of March 31, 2026, and for the three months ended March 31, 2026, and 2025

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

9.	Warrants

Warrant activity for the three months ended March 31, 2026, was as follows:

	Warrants	Weighted average exercise price	Amount
	#	$	$
Balance – December 31, 2025	583,090	1.93	1,124
Exercised	(829)	0.01	(1)
Expired	(33,817)	112.53	-
Change in fair value of warrants	-	-	(554)
Balance – March 31, 2026	548,444	0.01	569

The fair value of the liability, classified as warrant liability, is subsequently remeasured at each reporting date and at settlement date using the Black-Scholes option pricing model, with changes in fair value recognized in profit or loss. At March 31, 2026, the following warrants were outstanding:

Issuance date	Number	Weighted average remaining contractual life	Weighted average exercise price
	#	years	$
June 2024	548,444	1.18	0.01
Balance – March 31, 2026	548,444	1.18	0.01

10.	Shareholders’ equity

Share capital

The Company has authorized an unlimited number of common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.

	Common shares	Amount
	#	$
Balance – December 31, 2025	3,183,330	22,624
Granted	829	1
Balance – March 31, 2026	3,184,159	22,625

	Common shares	Amount
	#	$
Balance – December 31, 2024	3,140,621	22,486
Granted	5,595	17
Balance – March 31, 2025	3,146,216	22,503

13

COSCIENS Biopharma Inc.

Notes to the Condensed Interim Consolidated Financial Statements

As of March 31, 2026, and for the three months ended March 31, 2026, and 2025

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

Share-based compensation

The compensation expense for the three months ended March 31, 2026, was $1 (2025 – $6) recognized over the vesting period. Option activity for the three months ended March 31, 2026, and 2025, was as follows:

	Stock options	Weighted average exercise price
	#	$
Balance – January 1, 2026	48,181	31.27
Cancelled / Forfeited	(4,366)	(15.54)
Balance – March 31, 2026	43,815	32.84

	Stock options	Weighted average exercise price
	#	$
Balance – January 1, 2025	76,024	25.77
Cancelled / Forfeited	(24,395)	15.92
Balance – March 31, 2025	51,629	30.43

11.	Supplemental disclosure of cash flow information

	Three months ended March 31
	2026	2025
	$	$
Changes in operating assets and liabilities:
Trade and other receivables	(1,009)	1,101
Inventory	135	242
Prepaid expenses and other current assets	166	159
Accounts payable and accrued liabilities	(415)	238
Deferred revenues	(9)	3
Provision for restructuring and other costs	(194)	(290)
Employee future benefits	(93)	(126)
	(1,419)	1,327

14

COSCIENS Biopharma Inc.

Notes to the Condensed Interim Consolidated Financial Statements

As of March 31, 2026, and for the three months ended March 31, 2026, and 2025

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

12.	Net income (loss) per share

The following table sets forth pertinent data relating to the computation of basic and diluted net income (loss) per share attributable to common shareholders.

	Three months ended March 31,
	2026	2025
	$	$
Net loss from continuing operations	(183)	(2,674)
Net income (loss)	10,757	(3,655)
Weighted-average shares outstanding (basic)	3,140,975	3,144,682
Weighted-average shares outstanding (diluted)	3,713,817	3,144,682

Basic and diluted loss per share from continuing operations	(0.06)	(0.85)
Basic income (loss) per share	3.42	(1.16)
Diluted income (loss) per share	2.90	(1.16)

Items excluded from the calculation of diluted net loss per share due to their anti-dilutive effect:
Stock options and DSUs	43,815	116,379
Warrants	-	662,543

13.	Segment information

The Company’s chief operating decision maker assesses the performance based on revenues and operating loss before selling, general & administrative expenses, other income and tax by segment. Selling, general and administrative expenses are expenses and salaries related to centralized functions, such as corporate finance, legal, human resources and technology teams, which are not allocated to segments. As of December 31, 2025, the Company had two reportable and operating segments: Active ingredient and Biopharmaceutical.

As described in Note 14, as of March 27, 2026, the Company ceased to consolidate the German subsidiaries, which composed the Biopharmaceutical segment. Therefore, as of March 31, 2026, the Company has one reportable and operating segment, Active ingredient, involved in the development of proprietary extraction technologies and the application of these technologies to the production and development and commercialization of active ingredients derived from oats and other renewable plant resources for healthcare and cosmetic industries. Active ingredients produced include oat beta glucan, oat oil and avenanthramides. These and similar manufactured products are sold primarily through distribution networks.

Major Customer

During the three months ended March 31, 2026, the Company had export sales to one major distributor of the Company’s products representing 84% of total revenue (2025 - 83% of total revenue). As at March 31, 2026, one customer represented 86% of total trade and other receivables (March 31, 2025 – one major customer amounted to 65%).

14.	Discontinued operations

On March 5, 2026, the Company announced the strategic decision to cease funding its German subsidiaries. As a result, on March 23, 2026, the German subsidiaries filed an insolvency petition at a German Court to open insolvency proceedings. Effective on March 27, 2026, following the appointment of an insolvency administrator, the Company ceased to consolidate the German subsidiaries as the Company was no longer in a position of control over the German subsidiaries.

As described in Note 13, the German subsidiaries constituted the Biopharmaceutical segment of the Company. The segment involved the commercializing and developing pharmaceutical therapeutics and diagnostic tests, including the Company’s lead product, Macrilen® (macimorelin). The segment also included costs associated with the development of our pre-clinical pipeline to potentially address unmet medical needs across several indications with a focus on rare or orphan indications. Accordingly, the Company derecognized the assets and liabilities of the German subsidiaries from its consolidated balance sheet which resulted in a total income from discontinued operations of $10.9 million for the three-month period ended March 31, 2026. Effective March 27, 2026, the date of the loss of control, the results of the German subsidiaries met the definition of discontinued operations, and the results have been presented as such, including the prior year comparatives being restated.

15

COSCIENS Biopharma Inc.

Notes to the Condensed Interim Consolidated Financial Statements

As of March 31, 2026, and for the three months ended March 31, 2026, and 2025

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

The following tables summarize the financial information related to the German subsidiaries on March 27, 2026, which was immediately prior to deconsolidation:

As of March 27, 2026
$
ASSETS
Current assets
Cash and cash equivalents	30
Trade and other receivables	52
Inventories	53
Prepaid expenses and other assets	27
Total current assets	162
Non-current assets
Restricted cash and cash equivalents	52
Property and equipment (note 6)	44
Total non-current assets	96
Total assets	258

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	(267)
Provisions	(72)
Income taxes payable	(115)
Current portion of lease liabilities	(29)
Total current liabilities	(483)
Non-current liabilities
Deferred revenues (note 3)	(1,024)
Lease liabilities	(13)
Employee future benefits (note 8)	(10,639)
Total non-current liabilities	(11,676)
Total liabilities	(12,159)

Total net liabilities	(11,900)

$

Carrying amount of net liabilities deconsolidated	(11,900)
Reclassification of foreign currency translation adjustments	607
Gain on deconsolidation	11,293

16

COSCIENS Biopharma Inc.

Notes to the Condensed Interim Consolidated Financial Statements

As of March 31, 2026, and for the three months ended March 31, 2026, and 2025

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

The key components of the operating results of the discontinued operations for the German subsidiaries are as follows:

	Three months ended March 31,
	2026	2025
	$	$

Revenues	18	113
Cost of sales	(3)	(39)
Gross profit	15	74

Research and development	108	637
Selling, general and administrative	246	395
Total operating expenses	354	1,032
Loss from operations	(339)	(958)

Foreign exchange gain (loss)	7	(25)
Finance costs	(21)	(1)
Other income	-	3
Net loss from discontinued operations	(353)	(981)
Gain on deconsolidation	11,293	-
Income (loss) from discontinued operations, net of tax	10,940	(981)
Basic income (loss) per share (note 12)	3.48	(0.31)
Diluted income (loss) per share (note 12)	2.95	(0.31)

17

COSCIENS Biopharma Inc.

Notes to the Condensed Interim Consolidated Financial Statements

As of March 31, 2026, and for the three months ended March 31, 2026, and 2025

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

Cash flows provided by (used in) discontinued operations were:

	Three months ended March 31,
	2026	2025
	$	$
Net cash used in operating activities	(441)	(1,478)
Net cash used in financing activities	300	1,684
Net cash provided by investing activities	-	1
Effect of exchange rate changes on cash and cash equivalents	7	61
Net change in cash and cash equivalents	(134)	268
Cash and cash equivalents – Beginning of period	164	353
Cash and cash equivalents – End of period	30	621

15.	Commitments and Contingencies

The Company previously entered into license agreements with Agriculture Canada (AG) for a technology to increase the concentration of avenanthramides in selected oat and with University of Alberta for a Pressurized Gaz expanded Technology (PGX) for the processing of various polymers. The royalty percentage rate would be 2% strictly for sales made from avenanthramides produced from the AG technology while royalty percentage rates would range between 1.0% to 3.5% for sales made from products manufactured using the PGX Technology, the rate being according to the classification of the resulting product (cosmeceutical, nutraceutical, pharmaceutical).

18